Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 8 DATED DECEMBER 15, 2014
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 4 dated August 28, 2014, which superseded and replaced all previous supplements to our prospectus, Supplement No. 5 dated October 6, 2014, Supplement No. 6 dated November 12, 2014 and Supplement No. 7 dated November 25, 2014. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•the status of our public offering;

•
an investment by NorthStar Asset Management Group Inc. in the business of American Healthcare Investors, LLC, one of our co-sponsors, and associated updates to the “Prospectus Summary,” “Risk Factors” and “Management of Our Company” sections of the prospectus;

•	the appointment of Danny Prosky and Gerald W. Robinson as two additional directors;

•
our acquisitions of Mount Olympia MOB Portfolio located in Mount Dora, Florida, Olympia Fields, Illinois and Columbus, Ohio; Southlake TX Hospital located in Southlake, Texas; and East Texas MOB Portfolio located in Longview and Marshall, Texas; and our lease agreement in connection with Southlake TX Hospital; and

•	the termination of the asset allocation policy previously adopted by one of our co-sponsors.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 26, 2014. As of December 12, 2014, we had received and accepted subscriptions in this offering for 48,719,040 shares of our common stock, or approximately $484,981,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of December 12, 2014, approximately $1,265,019,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 26, 2016, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Investment by NorthStar Asset Management Group Inc.
in the Business of American Healthcare Investors, LLC

All references in the prospectus to our co-sponsor, American Healthcare Investors LLC, are hereby supplemented with the following information:

On November 5, 2014, NorthStar Asset Management Group Inc., or NSAM, and certain of its affiliates entered into a Unit Purchase Agreement, or the NSAM Agreement, to acquire an approximate 46.7% ownership interest in the business of American Healthcare Investors LLC, one of our co-sponsors, for upfront cash and stock consideration of $57,500,000, consisting of $37,500,000 of cash and $20,000,000 of NSAM common stock (which stock is subject to certain lock-up and vesting restrictions). The consummation of NSAM’s investment pursuant to the NSAM Agreement had been subject to various closing conditions, including the closing of the merger between a wholly-owned subsidiary of NorthStar Realty Finance Corp., or NRF, and Griffin-American Healthcare REIT II, Inc., or the Healthcare REIT II merger. The Healthcare REIT II merger closed on December 3, 2014, and therefore, NSAM’s investment pursuant to the NSAM Agreement was completed on December 8, 2014. NSAM’s investment pursuant to the NSAM Agreement is structured as a joint venture pursuant to which American Healthcare Investors LLC has been renamed AHI Group Holdings, LLC, or AHI Group Holdings, and the joint venture entity is named American Healthcare Investors, LLC, or American Healthcare Investors. Therefore, American Healthcare Investors, the joint venture entity, replaces the entity now named AHI Group Holdings, LLC as one of our co-sponsors as of the consummation of NSAM’s investment pursuant to the NSAM Agreement. All references in the prospectus to this co-sponsor are therefore revised accordingly.

As a result of NSAM’s investment pursuant to the NSAM Agreement, the principals of AHI Group Holdings (Jeffrey T. Hanson, our chief executive officer and chairman of our board of directors, Danny Prosky, our president and chief operating officer and a director, and Mathieu B. Streiff, our executive vice president, general counsel), all of whom were the principals of AHI Group Holdings prior to its corporate name change, own approximately 48.7% of American Healthcare Investors, NSAM owns approximately 46.7% of American Healthcare Investors, and Mr. James F. Flaherty, III, one of NSAM’s partners and the former chairman and chief executive officer of HCP, Inc., a publicly-traded healthcare real estate investment trust, owns approximately 4.6% of American Healthcare Investors. In addition to the initial purchase consideration, upon the achievement of certain performance-based metrics over a five-year period, NSAM could be required to issue up to an additional $15,000,000 (but not to exceed $3,000,000 in any one year) of NSAM common stock to the principals of AHI Group Holdings. NSAM will also contribute $2,000,000 in shares of common stock to an equity incentive plan for the benefit of certain employees of American Healthcare Investors. In addition, American Healthcare Investors has issued a warrant to Mr. Flaherty that will permit him at any time during the five-year period after the closing to invest up to an additional $5,000,000 in American Healthcare Investors at a valuation 27.3% higher than the initial valuation. Mr. Flaherty has also been granted a 5.0% profits interest that would entitle him to receive 5.0% of the capital proceeds of American Healthcare Investors after a return of capital to the initial investors (NSAM, the principals of AHI Group Holdings and Mr. Flaherty) and current cash flow distributions.

AHI Group Holdings had been the managing member and owned 75.0% of our advisor and also owned 100% of our property manager. Following the closing of the transactions contemplated by the NSAM Agreement, American Healthcare Investors now owns the same 75.0% of our advisor and 100% of our property manager. Notwithstanding the foregoing, NSAM will not have the right to appoint any designees to the investment committee of our advisor, which will remain comprised of three designees from AHI Group Holdings and two designees from Griffin Capital Corporation, our other co-sponsor.

NSAM and its affiliates serve as the advisor and/or sponsor to other investment vehicles that invest in healthcare real estate and healthcare real estate-related assets, including NRF, a publicly-traded real estate investment trust listed on the NYSE, and a healthcare focused, non-traded public real estate investment trust. American Healthcare Investors will provide certain asset management and property management services to NSAM relating to NSAM’s management of the healthcare assets owned by NRF, including the Griffin-American Healthcare REIT II, Inc. assets acquired by NRF in the Healthcare REIT II merger. American Healthcare Investors will also provide asset management and property management services to NSAM to assist NSAM in managing certain future healthcare assets acquired by NRF and, subject to certain conditions, other investment vehicles managed by NSAM.

American Healthcare Investors is controlled by an Executive Committee comprised of three AHI Group Holdings designees, which are currently Messrs. Hanson, Prosky and Streiff, and two NSAM designees, which are currently Mr. Flaherty and Mr. Ronald J. Lieberman, Executive Vice President, General Counsel and Secretary of NSAM, subject to certain conditions and subject to certain major decisions requiring the approval of a majority of the members of the Executive Committee, including the approval of both NSAM Executive Committee designees. Mr. Flaherty does not hold voting rights in American Healthcare Investors other than in his capacity as a member of the Executive Committee on behalf of NSAM. All of the executive officers of American Healthcare Investors are former AHI Group Holdings personnel, including Messrs. Hanson, Prosky and Streiff. American Healthcare Investors is structured to enable the AHI Group Holdings management team that served us through our advisor, to continue to serve us in the same capacity. It is not anticipated that any NSAM personnel will provide services to us as a result of the transaction.

Despite the investment by NSAM pursuant to the NSAM Agreement and the formation of the American Healthcare Investors joint venture, including the acquisition of an interest therein by Mr. Flaherty, we expect that the advisory and property management services we receive will continue without any changes in personnel or service procedures.

The first paragraph of the “Prospectus Summary - Our Co-Sponsors - American Healthcare Investors” section beginning on page 8 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

AHI Group Holdings is an investment management firm formed in August 2011 that has specialized in the acquisition and management of healthcare-related real estate. The company was founded by Jeffrey T. Hanson, our Chief Executive Officer and Chairman of our Board of Directors; Danny Prosky, our President and Chief Operating Officer and a director; and Mathieu B. Streiff, our Executive Vice President, General Counsel. Nationally recognized real estate executives, Messrs. Hanson, Prosky and Streiff have directly overseen in excess of $22.0 billion in combined acquisition and disposition transactions, more than $12.0 billion of which has been healthcare-related. AHI Group Holdings had been the managing member and owned 75.0% of our advisor and also owned 100% of our property manager. Following the closing of the transactions contemplated by the

NSAM Agreement, American Healthcare Investors now owns the same 75.0% of our advisor and 100% of our property manager and is considered to be our co-sponsor, along with Griffin Capital Corporation.

The “Prospectus Summary - Our Structure” section on page 11 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following chart indicates the relationship among us, our advisor and certain of its affiliates.
The following information should be read in conjunction with the discussion contained in the “Risk Factors - Risks Related to Conflicts of Interest” section beginning on page 31 of our prospectus:

Certain officers of NSAM or its affiliates have been appointed to the Executive Committee of American Healthcare Investors and as a result will be privy to strategic information related to our business, which may result in actions that are not in the best interests of us and our stockholders.

As a result of the completion of the transactions contemplated by the NSAM Agreement, certain officers of NSAM or its affiliates are members of the Executive Committee of American Healthcare Investors. As such, they will be privy to strategic information of American Healthcare Investors, including information related to our business of investing in healthcare-related facilities. These officers’ loyalties to NSAM and the investment vehicles managed by NSAM, including NRF and a healthcare focused, non-traded public real estate investment trust, and their access to information through the Executive Committee of American Healthcare Investors, could result in actions taken by such officers that are not in the best interests of us and our stockholders.

The first paragraph of the “Management of Our Company - Our Co-Sponsors - American Healthcare Investors” section on page 88 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

AHI Group Holdings is an investment management firm that specializes in the acquisition and management of healthcare-related real estate. The company was founded by Jeffrey T. Hanson, our Chief Executive Officer and Chairman of our Board of Directors; Danny Prosky, our President and Chief Operating Officer and a director; and Mathieu B. Streiff, our Executive Vice President, General Counsel. Nationally recognized real estate executives, Messrs. Hanson, Prosky and Streiff have directly overseen in excess of $22.0 billion in combined acquisition and disposition transactions, more than $12.0 billion of which has been healthcare-related. AHI Group Holdings had been the managing member and owned 75.0% of our advisor and also owned 100% of our property manager. Following the closing of the transactions contemplated by the NSAM Agreement, American Healthcare Investors now owns the same 75.0% of our advisor and 100% of our property manager and is considered to be our co-sponsor, along with Griffin Capital Corporation.

The third and fourth paragraphs of the “Management of Our Company - Our Co-Sponsors - American Healthcare Investors” section on page 88 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table sets forth information with respect to the managing directors of American Healthcare Investors:

Name	Age*	Position
Jeffrey T. Hanson	44	Managing Director
Danny Prosky	49	Managing Director
Mathieu B. Streiff	39	Managing Director and General Counsel
_____
* As of December 15, 2014.

For biographical information regarding Messrs. Hanson, Prosky and Streiff, see the “Management of Our Company - Directors and Executive Officers” section of the prospectus.

Appointment of Additional Directors

The first paragraph of the “Prospectus Summary - Our Board of Directors and Executive Officers” section on page 9 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board of directors is responsible for the management and control of our affairs. Currently, we have five directors, Jeffrey T. Hanson, Danny Prosky, Harold H. Greene, J. Grayson Sanders and Gerald W. Robinson. Messrs. Greene, Sanders and Robinson are each independent of our co-sponsors, our advisor, or any of their affiliates. Our charter requires that a majority of our directors be independent of our co-sponsors, our advisor, or any of their affiliates. Our charter also provides that our independent directors are responsible for reviewing the performance of our advisor and must approve our investments and other matters set forth in our charter. Our directors will be elected annually by our stockholders.

The second paragraph of the “Management of Our Company - Committees of the Board of Directors” section beginning on page 80 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Audit Committee. We have established an audit committee which consists of all of our independent directors, Messrs. Greene, Sanders and Robinson, with Mr. Greene serving as the chairman of the audit committee and audit committee financial expert. Our audit committee’s primary function will be to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls which management has established, and the audit and financial reporting process. The audit committee will: (1) make recommendations to our board of directors concerning the engagement of an independent registered public accounting firm; (2)

review the plans and results of the audit engagement with our independent registered public accounting firm; (3) approve audit and non-audit professional services (including the fees and terms thereof) provided by, and the independence of, our independent registered public accounting firm; and (4) consult with our independent registered public accounting firm regarding the adequacy of our internal controls. Pursuant to our audit committee charter, the audit committee will be comprised solely of independent directors.

The first paragraph of the “Management of Our Company - Directors and Executive Officers” section beginning on page 82 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

As of the date set forth below, our directors and our executive officers, their ages and their positions and offices are as follows:

Name	Age*	Position
Jeffrey T. Hanson	44	Chief Executive Officer and Chairman of the Board of Directors
Danny Prosky	49	President and Chief Operating Officer and Director
Shannon K S Johnson	37	Chief Financial Officer
Mathieu B. Streiff	39	Executive Vice President, General Counsel
Stefan K.L. Oh	44	Senior Vice President - Acquisitions
Cora Lo	40	Secretary
Harold H. Greene	75	Independent Director
J. Grayson Sanders	74	Independent Director
Gerald W. Robinson	67	Independent Director
_____
* As of December 15, 2014.

The following information should be read in conjunction with the discussion contained in the “Management of Our Company - Directors and Executive Officers” section beginning on page 82 of our prospectus:

Mr. Prosky was appointed to our board of directors in December 2014. For biographical information regarding Mr. Prosky, see the “Management of Our Company - Directors and Executive Officers” section of the prospectus. Our board of directors selected Mr. Prosky to serve as a director because he is our President and Chief Operating Officer and his primary focus has been on the acquisition and operation of healthcare and healthcare-related properties. He has significant knowledge of, and relationships within, the real estate and healthcare industries, due in part to the 14 years he worked at Health Care Property Investors, Inc. and American Health Properties, Inc. Our board of directors believes that his executive experience in the real estate industry coupled with his deep knowledge of our company’s strategies and operations bring strong financial and operational expertise to our board of directors.

Gerald W. Robinson has served as one of our independent directors since December 2014. Mr. Robinson served as the Executive Vice President of Pacific Life Insurance Company from January 1994 to December 2008 and as Chairman and Chief Executive Officer of Pacific Select Distributors, Inc. from March 1994 to December 2008. Prior to 1994, Mr. Robinson served in various executive positions in the life insurance industry, including positions with Home Life Insurance Company, Anchor National Life Insurance Company and Private Ledger Financial Services. During Mr. Robinson’s career, he has supervised and been a member of due diligence committees responsible for the approval of all products offered by broker-dealers for sale through registered representatives including real estate limited partnership, REIT and mortgage-based products. In addition, while at Pacific Life Insurance Company, Mr. Robinson was a member of the investment committee, which was responsible for the purchase and disposition of all assets of the insurance company which included numerous forms of real estate, mortgage and REIT investments. Mr. Robinson also served as an independent director and member of the audit committee of Griffin-American Healthcare REIT II, Inc. from August 2009 through December 2014. Mr. Robinson is a Certified Financial Planner and a Chartered Life Underwriter and received a B.S. degree in Business Administration from Central Michigan University.

Our board of directors selected Mr. Robinson to serve as a director due to his strong relationships and understanding of the financial network through which we are offering our shares of common stock as well as his prior experience as a director of a publicly registered non-traded healthcare REIT. Mr. Robinson’s vast experience in capital markets and business operations enhances his ability to contribute insight on achieving business success in a diverse range of economic conditions and competitive environments. Our board of directors believes that this experience will bring valuable knowledge and insight to our company.

The “Security Ownership” section on page 104 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table shows, as of December 12, 2014, the number of shares of our common stock beneficially owned by (1) any person who is known by us to be the beneficial owner of more than 5.0% of the outstanding shares of our common stock, (2) our named executive officers, (3) our directors and (4) all of our directors and executive officers as a group. The percentage of common stock beneficially owned is based on 49,044,090 shares of our common stock outstanding as of December 12, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes securities over which a person has voting or investment power and securities that a person has the right to acquire within 60 days. The address for each of the beneficial owners named in the following table is 18191 Von Karman Avenue, Suite 300, Irvine, California 92612.

	Common Stock Beneficially Owned
Name of Beneficial Owner (1)	Number of Shares of Common Stock	Percentage of Class
Jeffrey T. Hanson (2)(3)(4)	119,334	*
Danny Prosky (2)(3)(4)	120,021	*
Shannon K S Johnson	1,361	*
Harold H. Greene	16,288	*
J. Grayson Sanders	5,176	*
Gerald W. Robinson	5,000	*
All directors and executive officers as a group (9 persons) (2)(3)(4)	233,520	*
_____
* Represents less than 1.0% of our outstanding common stock.

(1) For purposes of calculating the percentage beneficially owned, the number of shares of our common stock deemed outstanding includes (a) 49,044,090 shares of our common stock outstanding as of December 12, 2014, and (b) shares of our common stock issuable pursuant to options held by the respective person or group that may be exercised within 60 days following December 12, 2014. Beneficial ownership is determined in accordance with the rules of the SEC that deem shares of stock to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares of stock.

(2) Includes 22,222 shares of our common stock owned by our advisor. Messrs. Hanson, Prosky and Streiff are managing directors of American Healthcare Investors, the managing member of our advisor, and as such, may be deemed to be the beneficial owner of such common stock. Each of Messrs. Hanson, Prosky and Streiff disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Our advisor also owns 222 units of Griffin-American Healthcare REIT III Holdings, LP, our operating partnership.

(3) Includes 41,078 shares of our common stock owned directly by AHI Group Holdings, of which Messrs. Hanson, Prosky and Streiff are principals, and as such, may be deemed to be the beneficial owner of such common stock.. Each of Messrs. Hanson, Prosky and Streiff disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(4) Includes 14,271 shares of our common stock owned directly by American Healthcare Investors, of which Messrs. Hanson, Prosky and Streiff are managing directors, and as such, may be deemed to be the beneficial owner of such common stock. Each of Messrs. Hanson, Prosky and Streiff disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Acquisitions

The following information should be read in conjunction with the “Prospectus Summary - Description of Investments” section on page 7 of our prospectus and the “Investment Objectives, Strategy and Criteria - Real Estate Acquisitions” section on page 78 of our prospectus:

Acquired Properties

As of December 15, 2014, we had made 10 acquisitions comprising 14 properties, or 23 buildings, and approximately 874,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $265,675,000, located in various states. Acquisitions made between November 22, 2014 and December 15, 2014 are listed below:

Acquisition (1)	Type	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Property Taxes (2)	Location
Mount Olympia MOB Portfolio	Medical Office	53,000	96.7%	12/04/14	$16,150,000	$289,000	Mount Dora, FL, Olympia Fields, IL and Columbus, OH
Southlake TX Hospital	Hospital	142,000	100%	12/04/14	$128,000,000	$1,373,000	Southlake, TX
East Texas MOB Portfolio	Medical Office	392,000	98.1%	12/11/14	$68,500,000	$504,000	Longview and Marshall, TX
__________
(1) We own 100% of our properties acquired.
(2) Represents the real estate taxes on the property for 2014.

We financed the purchases of Mount Olympia MOB Portfolio, Southlake TX Hospital and East Texas MOB Portfolio using funds raised through this offering. We paid our advisor and its affiliates an acquisition fee of 2.25% of the contract purchase price of each property, which was paid as follows: (i) in cash equal to 2.00% of the contract purchase price; and (ii) the remainder in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees. AHI Management Services, Inc., a subsidiary of American Healthcare Investors, will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to the Columbus, Ohio building of Mount Olympia MOB Portfolio and East Texas MOB Portfolio and a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to each of the Mount Dora, Florida and Olympia Fields, Illinois buildings of Mount Olympia MOB Portfolio and Southlake TX Hospital. Among other things, AHI Management Services, Inc. has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved lending parameters and the operating plan), to incur costs and expenses, to pay property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation.

Southlake TX Hospital Lease
On December 4, 2014, in connection with our acquisition of Southlake TX Hospital, we entered into a lease with Forest Park Medical Center At Southlake, LLC, an unaffiliated third party, which occupies 100% of the property. The following table shows, as of December 2014, the effective annual rental rate per rentable square foot, GLA, lease expiration, renewal options and principal nature of business for Forest Park Medical Center At Southlake, LLC, which occupies 10.0% or more of the rentable square footage of our portfolio of properties:

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
Forest Park Medical Center at Southlake, LLC	$76.15	142,000	12/31/2034	Two 5-year renewals	Acute care hospital

Asset Allocation Policy

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary - Conflicts of Interest” section on page 10 of the prospectus and the “Conflicts of Interest - Certain Conflict Resolution Restrictions and Procedures” section on page 107 of our prospectus:

On April 10, 2014, the managing member of our advisor and Griffin-American Healthcare REIT Sub-Advisor, LLC, which had been delegated the advisory duties for Griffin-American Healthcare REIT II, Inc., another publicly registered non-traded healthcare REIT co-sponsored by American Healthcare Investors, adopted an asset allocation policy to allocate property acquisitions among us and GA Healthcare REIT II. On August 5, 2014, GA Healthcare REIT II entered into an Agreement and Plan of Merger with NRF pertaining to the Healthcare REIT II merger. As a result, on September 30, 2014, the asset allocation policy was suspended pending consummation of the Healthcare REIT II merger. The Healthcare REIT II merger closed on December 3, 2014, and therefore, the asset allocation policy was terminated as of such date.